Managed Portfolio Series
c/o U.S. Bancorp Global Fund Services
615 East Michigan Street
Milwaukee, WI 53202

December 17, 2021

VIA EDGAR TRANSMISSION

Ms. Holly Hunter-Ceci
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C. 20549

Re: Managed Portfolio Series (the “Trust”)
File Nos.: 333-172080 and 811-22525
V-Shares U.S. Diversity ETF (S000074719)

Dear Ms. Hunter-Ceci,

The purpose of this letter is to respond to the comments you provided on December 17, 2021, regarding the Trust’s Post-Effective Amendment (“PEA”) No. 512 to its Registration Statement on Form N-1A (the “Registration Statement”), filed for the purpose of adding the V-Shares U.S. Diversity ETF (the “Fund”) as a series of the Trust. PEA No. 512 was filed with the U.S. Securities and Exchange Commission (“SEC”) pursuant to Rule 485(a) under the Securities Act of 1933, as amended (“1933 Act”), on Form N‑1A on September 30, 2021 (Accession No. 0000894189-21-007058). For your convenience in reviewing the Trust’s responses, your comments and suggestions are included in bold typeface immediately followed by the Trust’s response. Capitalized terms used in this response letter, but not defined herein, shall have the same meaning as in the Registration Statement.

The Trust’s responses to your comments are as follows:

1.Please include the following information: “As of [date], approximately [...]% of the Fund consists of companies in the Information Technology sector.”

The Trust responds by adding the following disclosure to the Fund’s Principal Investment Strategy section:

“From time to time, the Index, and as a result the Fund, may focus its investments in securities of companies in the same economic sector, including the Information Technology sector. As of December 6, 2021, approximately 40% of the Fund consists of companies in the Information Technology sector.”

2.With a view to the Fund’s name, please provide more detail, including any data or study, to support the inference that diverse company leadership leads to workforce diversity.

The Trust responds by supplementally providing various articles and research papers demonstrating that a company’s prioritizing diversity of leadership can reasonably be considered as an effective indicator of the likelihood that an organization will prioritize diversity in how it conducts business, staffs its workforce, and serves the communities and constituents to whom it provides its products and/or services. General diversity among an organization’s workforce is a matter that is effectively promoted and implemented down the ranks of the company from the top, with the goal being to achieve effective diversity and inclusion at the whole workforce level

* * * * * *

We trust that the above responses adequately address your comments. If you have any additional questions or require further information, please contact me at (402) 926-8068.

Sincerely,

MANAGED PORTFOLIO SERIES

/s/ Joseph M. Destache
Joseph M. Destache
Secretary

cc: Michael P. O’Hare, Esq., Stradley Ronon Stevens & Young, LLP